UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-55190

NorthStar Healthcare Income, Inc.

(Compound Merger Sub LLC as successor by merger to NorthStar Healthcare Income, Inc.)

(Exact name of registrant as specified in its charter)

4500 Dorr Street, Toledo, Ohio 43615

(419) 247-2800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Compound Merger Sub LLC, as successor by merger to NorthStar Healthcare Income, Inc, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 9, 2025	Compound Merger Sub LLC
(as successor by merger to NorthStar Healthcare Income, Inc.)

	By:	/s/ Nikhil Chaudhri
	Name:	Nikhil Chaudhri
	Title:	Authorized Signatory